Mail Stop 3561

January 7, 2010

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re: Sino Gas International Holdings, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed December 24, 2009**
> **File No. 333-147998**
> **Form 8-Ks**
> **Filed December 4 and 30, 2009**
> **File No. 000-51364**

Dear Mr. Liu:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 10 to Registration Statement on Form S-1

1. We note that you completed private placements on November 30 and December 23, 2009. Please provide us with an analysis of why your private placement offerings should not be integrated into this offering and, specifically, whether this registration statement constituted a general solicitation for purposes of the private offering. In this regard, please see Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located at our web-site: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

2. We note that your fee table, prospectus cover page and various other places in your prospectus you indicate that you are registering 5,976,212 shares of your common stock, which includes 271,074 shares that are issuable upon exercise of certain warrants. Considering you indicate in your selling stockholder table on page 66 that you are registering for resale certain shares that are issuable upon conversion or exercise of the recently issued 8% Senior Secured Convertible Notes and accompanying warrants, respectively, please update your disclosure to quantify the number of shares that are issuable pursuant to the terms of such securities that you are registering for resale so that readers are not left with the impression that 5,705,138 shares of common stock being registered are presently outstanding.

3. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the 8% Senior Secured Convertible Notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible note transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the convertible note transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   • the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

- the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

- the conversion price per share of the underlying securities on the date of the sale of the convertible notes, using the price per share established in the convertible notes;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes disclosed in response to comment five above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the convertible note transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

10. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Executive Compensation, page 60

11. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document, as applicable, to reflect information for your recently completed fiscal year ending December 31, 2009. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to Section 217.11 under "Interpretive Responses Regarding Particular Situations" of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Principal Stockholders, page 63

12. Please explain to us how you have arrived at the percentages that are reflected in the table that appears on page 64. As an example only, you indicate that the

12,815,225 shares of common stock held by your directors and executive officers represents 30.4% of your common stock, however, with 26,769,313 shares outstanding, this percentage would appear to be understated. We understand that the 12,815,225 shares of common stock includes certain shares issuable in the future but even if those amounts are excluded it would appear that 30.4% is understated. Please revise or advise.

Selling Stockholders, page 65

13. Please advise us as to how the amounts being registered for resale by certain selling stockholders have increased, with a view to ensuring that all transactions describing how the selling stockholders have acquired their shares have been disclosed. We note footnote 16, which explains why some of the selling stockholders are registering additional shares, however, it is not clear why the amounts being sold by MidSouth Investor Fund and Whitebox Intermarket Partners have increased.

14. Please revise footnote 16 to quantify, consistent with comment two above, the amount of common stock that is being registered at this time that is convertible under the 8% senior secured convertible notes and exercisable under the warrants you reference.

Item 15. Recent Sales of Unregistered Securities, page 158.

15. Please revise to clarify your indication in the first paragraph that the Purchasers agreed to purchase warrants to purchase 9,746,719 shares of your common stock when, in fact, it would appear that the Purchasers agreed to purchase warrants to purchase 3,898,687 shares of common stock and the notes are convertible into 9,746,719 shares of common stock. You make a similar statement in the Form 8-K filed December 4, 2009.

16. Your indication that you relied upon exemptions of the Securities Act of 1933 is insufficient without specifically identifying the exemption relied upon as well as the facts that made the exemption available to you. Please revise. This comment also applies to the Form 8-K mentioned below.

Exhibit 5.1

17. Please file a revised legal opinion reflecting that the number of shares you have registered for resale has changed, clarifying which shares have been issued or may be issued upon exercise or conversion.

Form 8-K filed December 4, 2009

    18. Please revise to include the exhibits and schedules to your Exhibit 10.1.

Form 8-K filed December 30, 2009

    19. Please expand your description of the transaction to include the identity of the parties to the agreement.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edward Normandin, Esq.
   Pryor Cashman LLP